Exhibit 23.3

Consent of Independent Registered Public Accounting Firm

The Board of Directors

China Cablecom Holdings, Ltd.

We consent to the use of our report dated December 20, 2007, with respect to the combined balance sheets of Binzhou Guangdian Network Co. Ltd. and subsidiaries as of December 31, 2005 and 2006, and the related combined statements of income, shareholders’ equity and cash flows for the period then ended, included herein and to the reference to our firm under the heading ‘‘Experts’’ in the registration statement of China Cablecom Holdings, Ltd. on Form S-4 relating to a business combination transaction with Jaguar Acquisition Corporation.

/s/ UHY ZTHZ HK CPA LIMITED

UHY ZTHZ HK CPA LIMITED

Hong Kong, China

February 28, 2008